UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                        Commission File Number 000-09500

                           NOTIFICATION OF LATE FILING

     (Check One):o Form 10-K o Form 20-F o Form 11-K x Form 10-Q o Form 10-D o Form N-SAR o Form N-CSR


For Period Ended: June 30, 2009

o Transition Report on Form 10-K

o Transition Report on Form 20-F

o Transition Report on Form 11-K

o Transition Report on Form 10-Q

o Transition Report on Form N-SAR

For the Transition Period Ended:

      Read Instruction (on back page) Before Preparing Form. Please Print or
      Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -REGISTRANT INFORMATION

      Secured Digital Storage Corporation
      Full Name of Registrant

      Mountains West Exploration, Inc.
      Former Name if Applicable

      2001 Butterfield Road, Suite 1050
      Address of Principal Executive Office (Street and Number)

      Downers Grove, IL 60515
      City, State and Zip Code



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PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      x(a)The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      x(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      o(c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra Sheets if Needed.)

Secured Digital Storage Corporation (the "Company") will not, without unreasonable effort and expense, be able to complete this Form 10-Q within the prescribed time period due to the financial statements not being completed in the time period necessary for current filing. The completed filing is expected to be available within the requested five day extension period.

PART IV -OTHER INFORMATION

      (1)Name and telephone number of person to contact in regard to this notification:

       Lee Wiskowski (312) 992-7100
       ----------------------------
       (Name)(Area Code)(Telephone Number)

      (2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

       x  Yes  o No

      (3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

       x Yes  oNo

       If so, attach an explanation of the anticipated  change, both narratively
      and  quantitatively,   and,  if  appropriate,  state  the  reasons  why  a
      reasonable estimate of the results cannot be made.



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The Company anticipates its net loss to increase significantly for the three and nine month period ended September 30, 2008 compared to the corresponding period for fiscal year 2007. The Company was a "shell" company for the corresponding periods in 2007. Since the Company acquired Secured Digital Storage, LLC in the fourth quarter of 2007, the Company has incurred significant expenses to fund the operations, including compensation, professional fees and costs of capital and operating leases, substantially higher interest expense on its debt due to higher levels of debt, higher interest on the debt as well as the cost of warrants incurred on the issuance of the debt instruments. The loss for the nine month period ended September 30, 2008 is currently estimated at approximately $5,037,814 or $0.28 per share compared to a loss of $376,171 or $0.27 per share for the comparable period last year with the loss for the three month period ended September 30, 2008 currently estimated at approximately $2,075,991 or $0.11 per share compared to a loss of $146,863 or $0.09 per share for the comparable period last year.



       Secured Digital Storage Corporation
       -----------------------------------
       (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Dated: August 13, 2009          By:  /s/ Lee Wiskowski
                                  ----------------------
                                  Lee Wiskowski,  Executive Vice President
                                  and Director


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

      ATTENTION
      Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).


GENERAL INSTRUCTIONS

      1.This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

      2.One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

      3.A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

      4.Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

      5.Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.



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